UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ]Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: December 31, 2016

[ ]	Transition Report on Form 10-K

[ ]	Transition Report on Form 20-F

[ ]	Transition Report on Form 11-K

[ ]	Transition Report on Form 10-Q

[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MGT Capital Investments, Inc.

Full Name of Registrant

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

512 S. Mangum Street, Suite 408

Durham, NC 27701

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MGT Capital Investments Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 on a timely basis because the Company requires additional time to work with its auditors and legal counsel to prepare and finalize the Form 10-K. The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Ladd	914	630-7431
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes [X]  No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X]  No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2017, the Registrant dismissed Friedman LLP (“Friedman”), its former certifying accountant, and engaged RBSM LLP (“RBSM”) as its new independent registered public accounting firm effective on January 5, 2017. RBSM is currently preparing the Registrant’s audited consolidated financial statements (the “Financial Statements”) for the fiscal year ended December 31, 2016. However, due to the timing of this transition as well as the significantly increased reporting requirements as a result of the Registrant’s new status as Accelerated Filer, the Registrant needs additional time to prepare its Annual Report on Form 10-K for the year ended December 31, 2016. The Registrant currently anticipates that the Form 10-K for the year ended December 31, 2016 will be filed as soon as practicable and no later than March 31, 2017.

MGT CAPITAL INVESTMENTS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MGT CAPITAL INVESTMENTS, INC.

Date: March 16, 2016	By:	/s/ Robert b. Ladd
Robert b. Ladd
President